

DIVISION OF
CORPORATION FINANCE

January 20, 2015

Via E-mail
Ms. Kit Ka
Chief Executive Officer
CAM Group, Inc.
Jixing Building, 151 Shengli Avenue North
Shijiazhuang, Hebei Province, P.R. China 050041

      RE: **CAM Group, Inc**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed April 15, 2014
               File No. 001-33907

Dear Ms. Ka:

We issued comments to you on the above captioned filing on December 2, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 3, 2015 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 3, 2015, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Bill Demarest at 202-551-3432 or me at 202-551-3429 if you have any questions.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant